EXHIBIT 21

Subsidiaries of The Furia Organization, Inc.

The following companies are wholly-owned subsidiaries of The Furia Organization, Inc.:

Subsidiary	Jurisdiction of Organization	Type of Organization

Fronthaul, Inc.	Nevada	corporation

Loadsource, Inc.	Tennessee	corporation

Loadsource Logistics,	Nevada	limited liability company

Fronthaul Intermodal, L.L.C.	Nevada	limited liability company